SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3

Notes to Financial Statements	4-15

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2013	16-36

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (“the Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 25, 2014

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012 (in thousands)

	2013	2012
Assets
Investments
Cash and cash equivalents	$672	$910
Common stock (including securities on loan of $26 in 2013 and $36 in 2012)	10,984	9,953
U.S. government and government agency issues (including securities on loan of $71 in 2013 and $104 in 2012)	418	363
Corporate and other obligations (including securities on loan of $87 in 2013 and $97 in 2012)	511	517
Commingled funds	15,625	7,886
Synthetic guaranteed investment contracts	20,329	20,200
Registered investment companies	—	2,703
Collateral held on loaned securities	188	242

Total investments at fair value	48,727	42,774

Receivables
Note receivables from participants	4,073	3,807
Sponsor contributions	540	399
Accrued interest and dividends	66	58
Due from brokers for securities sold	9	16

Total receivables	4,688	4,280

Total assets	53,415	47,054

Liabilities
Accounts payable	424	362
Collateral to be paid on loaned securities	188	242

Total liabilities	612	604

Net assets available for benefits, reflecting investments at fair value	52,803	46,450
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,023)	(1,785)

Net assets available for benefits	$51,780	$44,665

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012 (in thousands)

	2013	2012
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$4,544	$3,706
Interest	645	703
Dividends	247	285

Net investment income	5,436	4,694

Participant loan interest	156	148
Contributions
Sponsor	2,011	1,802
Participant	3,281	3,160

	5,292	4,962

Total additions	10,884	9,804

Deductions from net assets attributed to
Benefits paid	3,346	3,951
Plan expenses	423	390

Total deductions	3,769	4,341

Net increase	7,115	5,463
Net assets available for benefits
Beginning of year	44,665	39,202

End of year	$51,780	$44,665

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan was created for the purpose of providing retirement benefits to Puerto Rico employees of Baxter Healthcare S.A., the Sponsor or the Company, a subsidiary of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of both the Puerto Rico and the United States Internal Revenue Codes. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation, limited to a maximum of $15,000 and $13,000 a year in 2013 and 2012, respectively. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $1,500 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s matching and non-matching contributions plus actual earnings thereon is based on years of service. The matching contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

The additional non-matching contributions become fully vested after three years of service. Employees are fully vested in the Company’s matching contributions and non-matching account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions (but not the earnings on the contributions) in cases of financial hardship. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 19 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, State Street Global Advisors S&P 500 Flagship Fund (SSgA S&P 500 Fund), State Street Global Advisors International EAFE Equity Index Fund (SSgA EAFE Equity Fund), State Street Global Advisors Small Cap Fund (SSgA Small Cap Fund), Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Certain reclassifications have been made to conform the prior period financial statements to the current period presentation.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of certain funds are to track the performances of the S&P 500, Europe, Australasia and the Far East (EAFE), or Russell 2000 indexes. In addition, these funds include target date retirement funds, whose objective is to provide investors, who have a specific date in mind for retirement with a portfolio of investments. The underlying investments for all funds vary, with some holding diversified portfolios of domestic stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. In addition, this investment in 2013 includes an individual separate account with Metropolitan Life Insurance Company (MetLife). The value of this separate account is based upon the unit value provided by MetLife as of the Plan’s financial statement date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities primarily of the account, managed by a sub-advisor of the insurance company, consist of fixed income securities. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Bank of America N.A. and MetLife. During 2013, certain assets underlying the synthetic GICs were transferred to an individual separate account with MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were a loss of $4 thousand and a loss of $26 thousand at December 31, 2013 and 2012, respectively.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $19.3 million and $18.4 million at December 31, 2013 and 2012, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.0% and 2.2% at December 31, 2013 and 2012, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 2.7% and 3.4% for the years ended December 31, 2013 and 2012. The credit ratings for Transamerica were AA- at both December 31, 2013 and 2012, the credit ratings for Bank of America N.A. were A at both December 31, 2013 and 2012, and the credit rating for MetLife was AA- at December 31, 2013.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from brokers for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Puerto Rico Branch, or the Company, both subsidiaries of Baxter;

B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	Puerto Rico employees who are not leased employees.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$672	$—	$672	$—
Common stock:
Healthcare	8,165	8,165	—	—
Consumer products	936	936	—	—
Information technology	836	836	—	—
Financial services	334	334	—	—
Industrial services and materials	417	417	—	—
Energy	228	228	—	—
Other	68	68	—	—

Total common stock	10,984	10,984	—	—

U.S. government and government agency issues	418	—	418	—
Corporate and other obligations	511	—	511	—
Commingled funds:
SSgA S&P 500 fund	6,405	—	6,405	—
SSgA EAFE equity fund	2,298	—	2,298	—
SSgA Small cap fund	2,632	—	2,632	—
Target date retirement funds	4,124	—	4,124	—
Other	166	—	166	—

Total commingled funds	15,625	—	15,625	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	6,438	—	6,438	—
U.S. government and government agency issues	8,666	—	8,666	—
Individual separate account	4,783		4,783
Cash and cash equivalents	446	—	446	—
Wrapper contracts	(4)	—	—	(4)

Total synthetic guaranteed investment contracts	20,329	—	20,333	(4)

Collateral held on loaned securities	188	—	188	—

Total assets	$48,727	$10,984	$37,747	$(4)

Liability
Collateral to be paid on loaned securities	$188	$26	$162	$—

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$910	$—	$910	$—
Common stock:
Healthcare	7,567	7,567	—	—
Consumer products	647	647	—	—
Information technology	727	727	—	—
Financial services	385	385	—	—
Industrial services and materials	377	377	—	—
Energy	179	179	—	—
Other	71	71	—	—

Total common stock	9,953	9,953	—	—

U.S. government and government agency issues	363	—	363	—
Corporate and other obligations	517	—	517	—
Commingled funds:
SSgA S&P 500 fund	4,414	—	4,414	—
SSgA EAFE equity fund	1,841	—	1,841	—
SSgA Small cap fund	1,631	—	1,631	—

Total commingled funds:	7,886	—	7,886	—
Registered investment companies:
Target date retirement funds	2,668	2,668	—	—
Other	35	35	—	—

Total registered investment companies	2,703	2,703	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	11,489	—	11,489	—
U.S. government and government agency issues	7,640	—	7,640	—
Cash and cash equivalents	1,097	—	1,097	—
Wrapper contracts	(26)	—	—	(26)

Total synthetic guaranteed investment contracts	20,200	—	20,226	(26)

Collateral held on loaned securities	242	—	242	—

Total assets	$42,774	$12,656	$30,144	$(26)

Liability
Collateral to be paid on loaned securities	$242	$37	$205	$—

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. In 2013, due to a change in the structure of the investment, the target date retirement funds are now classified as commingled funds. In 2012 they were classified as registered investment companies. The fair value of commingled funds is valued based upon the net asset value of the underlying securities and is classified as Level 2.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2011	$(8)
Unrealized losses (relating to assets held at end of year)	(18)

Balance at December 31, 2012	(26)

Additions	1
Unrealized gains (relating to assets held at end of year)	21

Balance at December 31, 2013	$(4)

The unrealized losses from the wrapper contracts are excluded from the net appreciation reported for the Plan, but are instead reflected in the change in adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits. The additions are due to the new contract with MetLife as detailed in Note 2.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 are summarized as follows:

(values in thousands, except per share)	2013	2012
Baxter common stock, 107,710 shares and 104,186 shares at December 31, 2013 and 2012, respectively	$7,491	$6,945
SSgA S&P 500 Fund	6,405	4,414
MetLife Individual Separate Account	4,783	*
SSgA Small Cap Fund	2,632	*

*	Does not meet 5% threshold

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Investments as of December 31, 2013 and 2012 are segregated into various investment fund options as follows:

	2013	2012
(in thousands)
Cash (available for investment)	$135	$129
Stable Income Fund	20,738	20,874
Baxter Common Stock Fund	7,584	6,993
Composite Fund	2,132	1,984
General Equity Fund	2,263	1,908
SSgA S&P 500 Fund	6,405	4,414
SSgA EAFE Equity Fund	2,298	1,841
Edwards Lifesciences Common Stock Fund	62	90
SSgA Small Cap Fund	2,632	1,631
Northern Trust Domestic Mid Cap Fund	145	—
SSgA Emerging Markets Fund	21	—
Target Date Retirement Funds	4,124	2,668
Collateral held on loaned securities	188	242

Total investments at fair value	48,727	42,774
Adjustment from fair value to contract value for Stable Income Fund	(1,023)	(1,785)

Total investments	$47,704	$40,989

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2013	2012
(in thousands)
Baxter common stock	$324	$1,916
Other common stock	949	397
U.S. government and government agency issues	(22)	—
Corporate and other obligations	(23)	43
Commingled funds	3,316	1,157
Registered investment companies	—	193

	$4,544	$3,706

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2013 and 2012, the Plan had securities on loan with a fair market of $184 thousand and $237 thousand, respectively, with cash collateral received of $188 thousand and $242 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2013 and 2012, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2013 and 2012 the cash collateral received is reflected at its fair value of $188 thousand and $242 thousand in the 2013 and 2012 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $23 thousand received for securities on loan at December 31, 2013, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2013 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. The Plan did not receive any non-cash collateral for securities on loan at December 31, 2012. Securities lending income allocated to the Plan amounted to $422 and $577 for 2013 and 2012, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 22, 2011, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

At December 31, 2013 and 2012, the Plan held units of participation in certain shares of common stock of State Street Corporation, commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan’s Custodian; shares of common stock and bonds of Baxter, the Plan sponsor’s parent; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts; and shares of common stock, bonds, an individual separate account and interest rate wrapper contracts of MetLife, issuer of the Plan’s fully benefit-responsive contracts; and units of commingled funds managed by Northern Trust Corporation, an investment manager for the Plan. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

11.	Subsequent Event

On March 27, 2014, Baxter announced plans to create two separate, independent global healthcare companies – one focused on developing and marketing innovative biopharmaceuticals and the other on life-saving medical products. The transaction is intended to take the form of a tax-free distribution to Baxter shareholders of publicly traded stock in the new biopharmaceuticals company. The transaction is expected to be completed by mid-year 2015, subject to market, regulatory and certain other conditions, including final approval by the Baxter Board of Directors, receipt of a favorable opinion and/or rulings with respect to the tax-free nature of the transaction, and the effectiveness of a Form 10 registration statement that will be filed with the SEC. Any impact on the Plan as of the issuance date is unknown to the Plan Management.

SUPPLEMENTAL SCHEDULE

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash and Cash Equivalents:
	Australian Dollar	Currency	—	$5
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	672,190

	Cash and cash equivalents		—	$672,195

**	Common Stock:

	Abbott Laboratories	Common Stock	—	30,542
	Ace Ltd	Common Stock	—	17,403
	Adobe Systems Inc	Common Stock	—	24,344
	Aes Corp	Common Stock	—	9,811
	Agilent Technologies Inc	Common Stock	—	8,681
	Alcoa Inc	Common Stock	—	7,868
	Alexion Pharmaceuticals Inc	Common Stock	—	41,024
	Allergan Inc	Common Stock	—	44,098
	Allergan Inc	Common Stock	—	10,312
	Amazon.Com Inc	Common Stock	—	90,730
	American Intl Group	Common Stock	—	9,798
	American Tower Corp	Common Stock	—	23,806
	Aon Plc	Common Stock	—	8,735
	Apple Inc	Common Stock	—	112,033
	Applied Materials Inc	Common Stock	—	7,878
	ARM Holdings Plc	Common Stock	—	22,954
	Baker Hughes Inc	Common Stock	—	6,863
*	Bank of America	Common Stock	—	18,106
*	Bank of America	Common Stock	—	9,610
*	Baxter International Inc	Common Stock	—	7,491,232
	BCE Inc	Common Stock	—	11,649
	Biogen Idec Inc	Common Stock	—	56,933
	Boeing Co	Common Stock	—	46,080
	Boeing Co	Common Stock	—	13,698
	BP Plc	Common Stock	—	10,489
	Bristol Myers Squibb Co	Common Stock	—	49,377
	Cameron International Corp	Common Stock	—	7,505
	Canadian Pacific Railway Ltd	Common Stock	—	28,575
	Capital One	Common Stock	—	9,899
	Capital One	Common Stock	—	18,885
	Cardinal Health Inc	Common Stock	—	7,794
	Celgene Corp	Common Stock	—	24,335
	Chipotle Mexican Grill Inc	Common Stock	—	24,703
	Cisco Systems Inc	Common Stock	—	12,856
	CIT Group Inc	Common Stock	—	9,809
	Citigroup Inc	Common Stock	—	9,740
	Citigroup Inc	Common Stock	—	18,337
	Citrix Systems Inc	Common Stock	—	10,077
	Coca Cola Co	Common Stock	—	11,582
	Comcast Corp	Common Stock	—	7,888

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Concho Resources Inc	Common Stock	—	25,372
Costco Wholesale Corp	Common Stock	—	45,452
Covidien Plc	Common Stock	—	10,807
CVS Caremark Corp	Common Stock	—	13,288
CVS Caremark Corp	Common Stock	—	9,697
Diageo Plc	Common Stock	—	19,818
DirectTV	Common Stock	—	9,881
Discovery Communications	Common Stock	—	35,135
Dollar General Corp	Common Stock	—	12,334
Du Pont E I De Nemours & Co	Common Stock	—	9,943
Dunkin Brands Group Inc	Common Stock	—	27,505
Ebay Inc	Common Stock	—	21,126
Edwards Lifesciences Corp	Common Stock	—	61,675
Encana Corp	Common Stock	—	6,827
EOG Resources Inc	Common Stock	—	28,298
Estee Lauder Companies	Common Stock	—	35,659
Exelon Corp	Common Stock	—	11,476
Express Scripts Holding Co	Common Stock	—	32,350
Exxon Mobil Corp	Common Stock	—	29,199
Facebook Inc	Common Stock	—	48,263
Fireeye Inc	Common Stock	—	5,120
Flextronics Intl Ltd	Common Stock	—	7,544
FMC Technologies Inc	Common Stock	—	12,042
Ford Motor Co	Common Stock	—	15,960
General Electric Co	Common Stock	—	29,572
General Electric Co	Common Stock	—	9,740
Gilead Sciences Inc	Common Stock	—	42,690
Goldman Sachs Group	Common Stock	—	40,825
Google Inc	Common Stock	—	102,561
Google Inc	Common Stock	—	9,138
Halliburton Co	Common Stock	—	15,534
Hess Corp	Common Stock	—	9,683
Honeywell International Inc	Common Stock	—	15,531
Hospira Inc	Common Stock	—	6,784
Illumina Inc	Common Stock	—	6,965
Inditex Unspon Adr	Common Stock	—	49,927
Invesco Ltd	Common Stock	—	9,315
Johnson & Johnson	Common Stock	—	10,800
Johnson Controls Inc	Common Stock	—	15,863
JP Morgan Chase & Co	Common Stock	—	15,699
Kansas City Southern	Common Stock	—	11,921
Kohl’s Corp	Common Stock	—	7,902
Linkedin Corp	Common Stock	—	42,534
Lowe’s Companies, Inc	Common Stock	—	7,708
Marathon Oil Corp	Common Stock	—	14,215
Marsh & McLennan Cos	Common Stock	—	8,797
Mastercard Inc	Common Stock	—	101,149
McDonald’s Corp	Common Stock	—	9,190
McKesson Corp	Common Stock	—	6,935

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Merck & Co. Inc	Common Stock	—	14,492
Michael Kors Holdings Ltd	Common Stock	—	23,446
Microsoft Corp	Common Stock	—	9,344
Mondelez International Inc	Common Stock	—	38,139
Monsanto Co	Common Stock	—	59,651
Monsanto Co	Common Stock	—	16,522
Morgan Stanley	Common Stock	—	31,136
Mosaic Co	Common Stock	—	6,197
Netapp Inc	Common Stock	—	7,612
Netflix Inc	Common Stock	—	26,871
Nike Inc	Common Stock	—	49,702
Novartis AG	Common Stock	—	14,117
Novartis AG	Common Stock	—	9,176
Novo Nordisk	Common Stock	—	39,894
Oracle Corp	Common Stock	—	15,623
Owens Illinois Inc	Common Stock	—	4,444
Owens Illinois Inc	Common Stock	—	7,002
Perrigo Co Plc	Common Stock	—	26,043
Pfizer Inc	Common Stock	—	26,513
PNC Financial Services Group	Common Stock	—	17,518
Precision Castparts Corp	Common Stock	—	49,786
Priceline.Com Inc	Common Stock	—	65,153
Procter & Gamble Co	Common Stock	—	6,945
Qualcomm Inc	Common Stock	—	11,643
Ralph Lauren Corp	Common Stock	—	22,937
Red Hat Inc	Common Stock	—	32,811
Republic Services Inc	Common Stock	—	4,331
Rolls Royce Holdings	Common Stock	—	14,353
Salesforce.com Inc	Common Stock	—	40,952
Sanofi SA	Common Stock	—	8,881
Schlumberger Ltd	Common Stock	—	33,707
Schlumberger Ltd	Common Stock	—	9,156
Charles Schwab Corp	Common Stock	—	7,045
Southwest Airlines	Common Stock	—	7,776
Southwestern Energy Co	Common Stock	—	9,572
Splunk Inc	Common Stock	—	25,321
Sprouts Farmers Market Inc	Common Stock	—	5,309
Starbucks Corp	Common Stock	—	27,219
Swatch Group AG	Common Stock	—	24,735
Symantec Corp	Common Stock	—	8,504
Tableau Software Inc	Common Stock	—	4,880
Teradata Corp	Common Stock	—	2,910
Tesla Motors Inc	Common Stock	—	19,253
Texas Instruments Inc	Common Stock	—	17,544
Texas Instruments Inc	Common Stock	—	9,860
Thermo Fisher Scientific Inc	Common Stock	—	9,918
Time Warner Inc	Common Stock	—	18,261
Time Warner Inc	Common Stock	—	7,872
TJX Companies Inc	Common Stock	—	55,967

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Tripadvisor Inc	Common Stock	—	11,967
	Twenty First Century Fox	Common Stock	—	13,641
	Twitter Inc	Common Stock	—	14,662
	Under Armour Inc	Common Stock	—	22,281
	Union Pacific Corp	Common Stock	—	29,560
	United Technologies Corp	Common Stock	—	36,612
	Unitedhealth Group Inc	Common Stock	—	22,671
	Unitedhealth Group Inc	Common Stock	—	7,746
	Vertex Pharmaceuticals Inc	Common Stock	—	36,451
	Viacom Inc	Common Stock	—	18,516
	Visa Inc	Common Stock	—	59,330
	VMware Inc	Common Stock	—	30,995
	Vodafone Group	Common Stock	—	25,569
	Vodafone Group	Common Stock	—	10,257
	Walt Disney Co	Common Stock	—	41,821
	Weatherford Intl Ltd	Common Stock	—	9,444
	Wellpoint Inc	Common Stock	—	5,563
	Whole Foods Market Inc	Common Stock	—	35,511
	Workday Inc	Common Stock	—	18,497
	Youku Tudou Inc Adr	Common Stock	—	5,474

	Common Stock		—	$10,984,399

**	U.S. Government and Government Agency Issues:

	Bonos Y Oblig Del Estado	5.5% 30 Apr 2021	—	1,926
	Bonos Y Oblig Del Estado	5.85% 31 Jan 2022	—	6,006
	Buoni Poliennali Del Tes	5.5% 01 Nov 2022	—	5,134
	Fannie Mae	7.25% 15 May 2030	—	4,636
	Fannie Mae	6.625% 15 Nov 2030	—	15,935
	Fed HM LN PC Pool A58677	5.5% 01 Mar 2037	—	2,423
	Fed HM LN PC Pool C09004	3.5% 01 Jul 2042	—	11,154
	Fed HM LN PC Pool C48827	6.0% 01 Mar 2031	—	90
	Fed HM LN PC Pool C91370	4.5% 01 May 2031	—	4,117
	Fed HM LN PC Pool G12334	5.0% 01 Sep 2021	—	1,176
	Fed HM LN PC Pool J16933	3.0% 01 Oct 2026	—	962
	Fed HM LN PC Pool J18615	3.0% 01 Apr 2027	—	494
	Fed HM LN PC Pool J18702	3.0% 01 Mar 2027	—	2,424
	Fed HM LN PC Pool J18832	3.0% 01 Apr 2027	—	346
	Fed HM LN PC Pool J19087	3.0% 01 May 2027	—	281
	Fed Republic Of Brazil	4.25% 07 Jan 2025	—	4,730
	FNMA Pool 256398	6.0% 01 Sep 2021	—	229
	FNMA Pool 581043	6.0% 01 May 2016	—	65
	FNMA Pool 615005	6.0% 01 Dec 2016	—	141
	FNMA Pool 694448	5.5% 01 Apr 2033	—	1,840
	FNMA Pool 725690	6.0% 01 Aug 2034	—	1,600
	FNMA Pool 748115	6.0% 01 Oct 2033	—	616
	FNMA Pool 815316	5.5% 01 May 2035	—	2,373
	FNMA Pool 822979	5.5% 01 Apr 2035	—	2,369

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	FNMA Pool 885504	6.0% 01 Aug 2021	—	728
	FNMA Pool 902793	6.5% 01 Nov 2036	—	1,033
	FNMA Pool AH3765	4.0% 01 Jan 2041	—	11,326
	FNMA Pool AH3979	4.0% 01 Feb 2041	—	4,036
	FNMA Pool AH4008	4.0% 01 Mar 2041	—	5,332
	FNMA Pool AH9374	4.5% 01 Apr 2041	—	5,483
	FNMA Pool AL0920	5.0% 01 Jul 2037	—	4,377
	FNMA Pool AO3466	3.0% 01 Jun 2027	—	5,095
	FNMA Pool AO3540	3.0% 01 Jun 2042	—	2,391
	FNMA Pool AO5515	3.5% 01 Jul 2042	—	618
	FNMA Pool AO8494	2.5% 01 Aug 2027	—	9,230
	FNMA Pool AP6604	3.0% 01 Sep 2042	—	9,395
	FNMA Pool MA0734	4.5% 01 May 2031	—	4,039
	FNMA Pool MA0918	4.0% 01 Dec 2041	—	11,047
	GNMA II Pool 710082	4.698% 20 Jul 2061	—	805
	GNMA II Pool 710089	4.7% 20 Oct 2061	—	575
	GNMA II Pool 766519	4.668% 20 May 2062	—	751
	GNMA II Pool 766522	4.538% 20 Nov 2062	—	854
	GNMA II Pool 766544	4.499% 20 Dec 2062	—	853
	GNMA II Pool 766549	4.616% 20 Jul 2062	—	1,272
	Kingdom Of Spain	4.0% 06 Mar 2018	—	14,404
	Mex Bonos Desarr	6.5% 10 Jun 2021	—	20,749
	Obrigacoes Do Tesouro	5.65% 15 Feb 2024	—	8,932
	Republic Of Philippines	3.9% 26 Nov 2022	—	2,865
	Republic Of South Africa	5.875% 16 Sep 2025	—	3,774
	Tenn Valley Authority	3.5% 15 Dec 2042	—	5,325
	United Mexican States	6.05% 11 Jan 2040	—	5,761
	US Treasury N/B	3.0% 15 May 2042	—	25,544
	US Treasury N/B	2.75% 15 Aug 2042	—	944
	US Treasury N/B	3.125% 15 Feb 2043	—	8,335
	US Treasury N/B	2.875% 15 May 2043	—	6,279
	US Treasury N/B	3.625% 15 Aug 2043	—	4,502
	US Treasury N/B	3.75% 15 Nov 2043	—	9,281
	US Treasury N/B	1.875% 31 Aug 2017	—	62,131
	US Treasury N/B	0.25% 31 Mar 2014	—	9,473
	US Treasury N/B	1.75% 15 May 2022	—	7,348
	US Treasury N/B	1.0% 30 Jun 2019	—	17,316
	US Treasury N/B	1.625% 15 Aug 2022	—	1,024
	US Treasury N/B	0.25% 31 Aug 2014	—	7,423
	US Treasury N/B	0.125% 31 Dec 2014	—	38,858
	US Treasury N/B	0.25% 31 Jul 2015	—	7,151

	U.S. Government and Government Agency Issues		—	$417,726

**	Corporate and Other Obligations:

	Alcoa Inc	5.87% 23 Feb 2022	—	4,443
	American Axle & Mfg Inc	5.125% 15 Feb 2019	—	476
	American Tower Corp	4.625% 01 Apr 2015	—	1,995

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	American Tower Corp	4.5% 15 Jan 2018	—	2,979
	Americredit Automobile Receivables	1.19% 08 May 2018	—	1,320
	Americredit Automobile Receivables	1.79% 08 Mar 2019	—	1,051
	Amphenol Corp	4.75% 15 Nov 2014	—	4,379
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	5,626
	Arcelormittal	7.25% 01 Mar 2041	—	4,743
	Associates Corp NA	6.95% 01 Nov 2018	—	2,364
	Audatex North America Inc	6.0% 15 Jun 2021	—	5,480
	Avon Products Inc	4.6% 15 Mar 2020	—	657
	Banc of America Commercial Mortgage	1.0% 10 Apr 2049	—	2,201
	Banco Santander Bras Ci	4.625% 13 Feb 2017	—	5,509
	Banco Santander Chile	3.875% 20 Sep 2022	—	2,498
*	Bank of America	6.4% 28 Aug 2017	—	2,748
*	Bank of America	5.625% 01 Jul 2020	—	5,978
*	Bank of America	5.0% 13 May 2021	—	1,954
	BBVA Banco Continental	3.25% 08 Apr 2018	—	3,774
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	2,599
	Braskem America Finance	7.125% 22 Jul 2041	—	3,955
	Brocade Communications	6.875% 15 Jan 2020	—	639
	Bunge Limited Finance Co	4.1% 15 Mar 2016	—	1,049
	CBRE Services Inc	5.0% 15 Mar 2023	—	2,355
	CCO Hldgs LLC/Cap Corp	6.5% 30 Apr 2021	—	1,429
	CCO Hldgs LLC/Cap Corp	5.25% 15 Mar 2021	—	2,972
	CD Commercial Mortgage Trust	5.322% 11 Dec 2049	—	6,671
	Celulosa Arauco	5.0% 21 Jan 2021	—	3,007
	Centurylink Inc	5.625% 01 Apr 2020	—	1,145
	Chesapeake Energy Corp	3.25% 15 Mar 2016	—	2,742
	Cielo Sa/Cielo Usa Inc	3.75% 16 Nov 2022	—	4,715
	Citigroup Inc	4.45% 10 Jan 2017	—	4,665
	Citigroup Inc	4.05% 30 Jul 2022	—	2,161
	Citigroup Inc	1.3% 01 Apr 2016	—	2,987
	CNOOC Finance	4.25% 09 May 2043	—	2,232
	CNPC General Capital	3.95% 19 Apr 2022	—	2,557
	Comcast Corp	5.65% 15 Jun 2035	—	1,284
	Comm Mortgage Trust	1.0% 10 Dec 2049	—	747
	Continental Resources	4.5% 15 Apr 2023	—	738
	Contl Airlines	4.0% 29 Apr 2026	—	2,240
	Contl Airlines	5.983% 19 Oct 2023	—	3,733
	Cox Communications Inc	5.45% 15 Dec 2014	—	415
	Credit Suisse Mortgage Trust	1.0% 15 Jan 2049	—	4,662
	Crown Castle Towers LLC	3.214% 15 Aug 2035	—	1,350
	Delhaize Group	4.125% 10 Apr 2019	—	4,289
	Deluxe Corp	6.0% 15 Nov 2020	—	7,452
	Dolphin Energy Ltd	5.5% 15 Dec 2021	—	2,894
	Dun & Bradstreet Corp	3.25% 01 Dec 2017	—	1,874
	Ecopetrol SA	5.875% 18 Sep 2023	—	629
	Ecopetrol SA	7.375% 18 Sep 2043	—	2,441
	Embarq Corp	7.995% 01 Jun 2036	—	8,447
	Energy Transfer Partners	6.05% 01 Jun 2041	—	5,837

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Energy Transfer Partners	5.2% 01 Feb 2022	—	1,185
Enersis SA/Cayman Island	7.375% 15 Jan 2014	—	2,057
Equifax Inc	7.0% 01 Jul 2037	—	2,943
Firstenergy Corp	2.75% 15 Mar 2018	—	1,887
Ford Motor Co	7.45% 16 Jul 2031	—	3,893
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	4,451
Ford Motor Credit Co LLC	5.0% 15 May 2018	—	5,753
Freeport Mcmoran	2.375% 15 Mar 2018	—	2,642
Frontier Communications	7.875% 15 Jan 2027	—	3,687
Frontier Communications	8.5% 15 Apr 2020	—	3,486
GCCFC Commercial Mortgage	5.736% 10 Dec 2049	—	1,775
GE Equipment	0.6% 23 May 2016	—	8,537
General Elec Cap Corp	5.3% 11 Feb 2021	—	4,444
General Elec Cap Corp	3.75% 14 Nov 2014	—	5,797
General Elec Cap Corp	2.95% 09 May 2016	—	2,634
General Motors Finl Co	6.75% 01 Jun 2018	—	1,208
Georgia Pacific LLC	7.37% 01 Dec 2025	—	2,124
Georgia Pacific LLC	7.25% 01 Jun 2028	—	4,071
Georgia Pacific LLC	7.75% 15 Nov 2029	—	3,102
Georgia Pacific LLC	8.875% 15 May 2031	—	92
Goldman Sachs Group	6.15% 01 Apr 2018	—	3,797
Goldman Sachs Group	5.25% 27 Jul 2021	—	3,407
Grupo Televisa Sab	7.25% 14 May 2043	—	1,638
GS Mortgage Securities Trust	1.0% 10 Aug 2045	—	6,689
HCA Inc	7.5% 15 Feb 2022	—	5,451
Intl Lease Finance Corp	6.25% 15 May 2019	—	9,462
Intl Lease Finance Corp	3.875% 15 Apr 2018	—	4,647
Ipic Gmtn Ltd	6.875% 01 Nov 2041	—	4,137
JP Morgan Chase & Co	3.7% 20 Jan 2015	—	1,775
JP Morgan Chase & Co	4.25% 15 Oct 2020	—	632
JP Morgan Chase & Co	4.625% 10 May 2021	—	999
JP Morgan Chase & Co	4.5% 24 Jan 2022	—	3,432
Lotte Shopping Co Ltd	3.375% 09 May 2017	—	3,051
Methanex Corp	3.25% 15 Dec 2019	—	2,563
Mexichem Sab DE CV	6.75% 19 Sep 2042	—	2,768
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	1,311
Morgan Stanley	5.5% 24 Jul 2020	—	4,295
Morgan Stanley	5.55% 27 Apr 2017	—	3,693
Morgan Stanley	5.375% 15 Oct 2015	—	926
Morgan Stanley	5.5% 26 Jan 2020	—	2,453
Morgan Stanley Capital I Trust	1.0% 12 Apr 2049	—	9,232
Morgan Stanley Capital I Trust	5.569% 15 Dec 2044	—	8,785
Myriad Int Holding BV	6.375% 28 Jul 2017	—	1,917
Myriad Int Holding BV	6.0% 18 Jul 2020	—	3,604
Nabors Industries Inc	5.1% 15 Sep 2023	—	4,363
National Rural Util Coop	1.0% 30 Apr 2043	—	2,282
Newfield Exploration Co	5.75% 30 Jan 2022	—	3,001
Olin Corp	5.5% 15 Aug 2022	—	991
Oshkosh Corp	8.5% 01 Mar 2020	—	2,268

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Perkinelmer Inc	5.0% 15 Nov 2021	—	2,940
Pertamina Persero	5.625% 20 May 2043	—	7,137
Petrobras Global Finance	5.625% 20 May 2043	—	2,000
Petrobras Intl Fin Co	6.75% 27 Jan 2041	—	3,512
Petroleos Mexicanos	3.5% 18 Jul 2018	—	1,291
Phillips 66	4.3% 01 Apr 2022	—	2,153
Pko Fin Ab	4.63% 28 Sep 2022	—	3,164
Plains Exploration & Pro	6.875% 15 Feb 2023	—	4,651
Polyone Corp	5.25% 15 Mar 2023	—	2,324
Post Holdings Inc	7.375% 15 Feb 2022	—	3,259
Post Holdings Inc	7.375% 15 Feb 2022	—	850
Qtel International Fin	7.875% 10 Jun 2019	—	4,452
Reynolds American Inc	7.25% 15 Jun 2037	—	6,513
Rock Tenn Co	4.0% 01 Mar 2023	—	1,708
Rowan Companies Inc	5.0% 01 Sep 2017	—	3,445
RPM International Inc	6.125% 15 Oct 2019	—	3,386
Santander Drive Auto	2.7% 15 Aug 2018	—	1,564
Santander Drive Auto	1.94% 15 Dec 2016	—	6,482
Santander Drive Auto	1.94% 15 Mar 2018	—	1,936
Sealed Air Corp	5.25% 01 Apr 2023	—	1,868
Sealed Air Corp	6.5% 01 Dec 2020	—	1,281
Sequoia Mortgage Trust	1.0% 25 May 2043	—	3,259
Service Corp Intl	5.375% 15 Jan 2022	—	1,274
Sidewinder Drilling Inc	9.75% 15 Nov 2019	—	1,282
Sk Telecom Co Ltd	6.625% 20 Jul 2027	—	3,070
SLM Corp	6.25% 25 Jan 2016	—	8,725
SLM Corp	4.875% 17 Jun 2019	—	4,553
SM Energy Co	6.5% 01 Jan 2023	—	2,292
Springleaf Funding Trust	3.92% 16 Jan 2023	—	4,772
Sprint Capital Corp	6.875% 15 Nov 2028	—	6,116
Steel Dynamics Inc	5.25% 15 Apr 2023	—	795
Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	2,110
Telefonica Emisiones Sau	3.992% 18 Feb 2016	—	2,643
Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	140
Telemar Norte Leste Sa	5.5% 23 Oct 2020	—	3,317
Thai Oil Pcl	4.875% 23 Jan 2043	—	4,270
Time Warner Cable Inc	5.875% 15 Nov 2040	—	917
Time Warner Cable Inc	5.5% 01 Sep 2041	—	1,481
Time Warner Cable Inc	4.5% 15 Sep 2042	—	1,405
Toyota Motor Credit Corp	1.75% 22 May 2017	—	4,524
Transelec SA	4.625% 26 Jul 2023	—	2,549
Transocean Inc	6.5% 15 Nov 2020	—	6,805
Transport De Gas Peru	4.25% 30 Apr 2028	—	4,114
USG Corp	9.75% 15 Jan 2018	—	2,506
Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	1,884
Verizon Communications	6.4% 15 Feb 2038	—	2,528
Verizon Communications	3.65% 14 Sep 2018	—	3,645
Verizon Communications	6.55% 15 Sep 2043	—	8,832
Votorantim Cimentos SA	7.25% 05 Apr 2041	—	2,516

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Western Union Co	2.375% 10 Dec 2015	—	1,152
	Whirlpool Corp	4.7% 01 Jun 2022	—	3,163
	Windstream Corp	8.125% 01 Sep 2018	—	925
	Windstream Corp	7.5% 01 Apr 2023	—	2,396
	Wolverine World Wide	6.125% 15 Oct 2020	—	779
	World Financial Network	3.14% 17 Jan 2023	—	8,840
	World Financial Network	1.76% 17 May 2021	—	9,254

	Corporate and Other Obligations		—	$511,173

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	121,584
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	251,201
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	72,851

			—	445,636

	U.S. Government and Government Agency Issues

	California St	3.0% 01 Dec 2042	—	12,470
	Contra Costa Ca Cmnty Clg Dist	3.0% 01 Apr 2043	—	13,804
	Fannie Mae	0.25% 31 Dec 2015	—	125,623
	Fannie Mae	1.0% 31 Aug 2016	—	171,465
	Fed HM LN PC Pool 1L1358	6.0% 01 Jun 2035	—	23,805
	Fed HM LN PC Pool 1Q0669	4.5% 01 Feb 2099	—	1,654
	Fed HM LN PC Pool 1Q1159	5.0% 01 Dec 2099	—	14,925
	Fed HM LN PC Pool A89385	4.0% 01 Dec 2099	—	65,062
	Fed HM LN PC Pool C09004	5.5% 01 Jul 2035	—	8,864
	Fed HM LN PC Pool G01843	5.75% 01 Mar 2017	—	14,376
	Fed HM LN PC Pool G03205	3.5% 01 Dec 2099	—	2,817
	Fed HM LN PC Pool G03737	5.0% 01 Aug 2038	—	15,075
	Fed HM LN PC Pool G08542	2.625% 20 Nov 2014	—	76,416
	Fed HM LN PC Pool G12743	0.875% 20 Dec 2017	—	3,450
	Fed HM LN PC Pool J16933	1.0% 01 May 2036	—	979
	Fed HM LN PC Pool J18615	1.0% 01 Nov 2037	—	603
	Fed HM LN PC Pool J18702	1.0% 01 May 2038	—	3,164
	Fed HM LN PC Pool J18832	4.5% 01 Oct 2039	—	402
	Fed HM LN PC Pool J19087	3.5% 01 Jul 2042	—	382
	Fed HM LN PC Pool Q03572	6.5% 01 Nov 2037	—	70,928
	Fed HM LN PC Pool Q11095	4.0% 01 Aug 2043	—	71,323
	Federal Farm Credit Bank	4.875% 13 Jun 2018	—	23,192
	Federal Home Loan Mortgage Cor	3.5% 01 Jul 2042	—	41,522
	Federal Natl Mtg Assn	5.5% 01 Jan 2038	—	39,363
	Florida St Hurricane Catastrop Flsgen	5.5% 01 Apr 2034	—	25,002
	FNMA TBA Jan 30 Single Fam	1.0% 01 Feb 2039	—	48,268
	FNMA TBA Jan 30 Single Fam	3.5% 01 Dec 2042	—	28,395

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Conv 15Yr TBA	5.0% 01 Aug 2024	—	54,555
FNMA Pool 254693	2.42% 01 Apr 2017	—	4,867
FNMA Pool 725222	4.6% 26 May 2015	—	6,347
FNMA Pool 725423	1.0% 25 Jul 2025	—	4,726
FNMA Pool 725424	4.0% 07 Oct 2019	—	2,172
FNMA Pool 725690	3.0% 01 Mar 2027	—	1,957
FNMA Pool 725946	3.375% 15 Apr 2023	—	5,745
FNMA Pool 735141	6.375% 15 Jul 2019	—	0
FNMA Pool 735667	3.0% 01 Apr 2027	—	38,678
FNMA Pool 735676	3.0% 01 May 2027	—	10,956
FNMA Pool 743132	4.0% 01 Sep 2041	—	11,749
FNMA Pool 745275	3.5% 01 Sep 2042	—	33,691
FNMA Pool 745327	3.875% 16 Jul 2015	—	0
FNMA Pool 756363	1.0% 31 Mar 2030	—	3,287
FNMA Pool 770946	1.0% 29 Sep 2014	—	8,209
FNMA Pool 776971	4.0% 01 Dec 2099	—	8,565
FNMA Pool 831540	3.5% 01 Dec 2099	—	10,931
FNMA Pool 844444	2.995% 01 Jul 2020	—	14,026
FNMA Pool 888340	2.5% 01 Dec 2099	—	9,882
FNMA Pool 888521	5.0% 01 Jul 2031	—	5,793
FNMA Pool 889004	5.0% 01 Feb 2043	—	8,337
FNMA Pool 889361	4.5% 20 Jan 2022	—	0
FNMA Pool 914789	5.5% 01 Apr 2033	—	26,874
FNMA Pool 931745	5.5% 01 Feb 2034	—	47,471
FNMA Pool 986148	5.5% 01 May 2034	—	34,560
FNMA Pool AD8529	0.10% 06 Feb 2014	—	12,539
FNMA Pool AK2989	5.5% 01 Aug 2022	—	35,481
FNMA Pool AL0139	3.0% 01 Oct 2026	—	15,021
FNMA Pool AL2891	0.01% 14 Jan 2014	—	51,230
FNMA Pool AO5515	3.0% 01 Apr 2027	—	10,639
FNMA Pool AQ5046	0.01% 20 Jan 2014	—	971
FNMA Pool AR6071	5.0% 15 Nov 2038	—	634
FNMA TBA 30Yr Single Family	4.5% 01 Aug 2040	—	134,014
FNMA TBA Single Family Mortgage	3.0% 01 May 2027	—	29,412
Freddie Mac	1.5% 31 Dec 2018	—	112,102
Illinois St	0.25% 31 Aug 2014	—	37,596
Japan Treasury Disc Bill	2.75% 15 Nov 2023	—	48,727
Japan Treasury Disc Bill	0.625% 15 Nov 2016	—	41,033
Met Transprtn Auth NY	0.125% 15 Apr 2016	—	14,267
North Carolina State Education	6.0% 01 Aug 2034	—	38,997
Province of Ontario	0.125% 30 Apr 2015	—	55,880
Province of Quebec	1.75% 31 Oct 2020	—	33,962
Republic Of Indonesia	0.1% 20 Mar 2014	—	6,227
Republic Of Poland	5.0% 01 Nov 2039	—	1,260
Republic Of Poland	1.25% 30 Nov 2018	—	12,155
Russia Foreign Bond	3.625% 15 Feb 2020	—	4,914
Sacramento City	2.5% 30 Apr 2015	—	13,752
San Antonio Tx Elec Gas Reve	1.875% 30 Jun 2015	—	13,576
State of Qatar	1.875% 30 Apr 2014	—	7,989

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Treasury Bill	5.5% 01 Nov 2034	—	103,092
Treasury Bill	1.5% 31 Aug 2018	—	1,047,065
Tsy Infl Ix N/B	0.25% 15 Oct 2015	—	106,643
Univ Of Massachusetts Ma Bldg Umafac	2.5% 15 Aug 2023	—	13,872
US Treasury N/B	5.5% 01 Jan 2035	—	45,634
US Treasury N/B	5.0% 01 Jul 2035	—	158,457
US Treasury N/B	5.0% 01 Jul 2035	—	106,207
US Treasury N/B	5.0% 01 Oct 2018	—	200,908
US Treasury N/B	5.0% 01 Feb 2036	—	53,007
US Treasury N/B	6.0% 01 Mar 2036	—	42,239
US Treasury N/B	1.0% 01 Dec 2033	—	168,146
US Treasury N/B	5.0% 01 Apr 2034	—	9,944
US Treasury N/B	5.0% 01 Apr 2034	—	86,279
US Treasury N/B	6.0% 01 Jun 2036	—	33,745
US Treasury N/B	5.0% 01 Dec 2035	—	127,008
US Treasury N/B	5.0% 01 Aug 2036	—	61,346
US Treasury N/B	1.0% 01 Mar 2034	—	52,452
US Treasury N/B	1.0% 01 Aug 2037	—	213,812
US Treasury N/B	6.0% 01 Mar 2038	—	41,137
US Treasury N/B	5.0% 01 Apr 2037	—	51,058
US Treasury N/B	1.375% 30 Sep 2018	—	524,898
US Treasury N/B	0.875% 4/30/20 17	—	75,158
US Treasury N/B	0.75% 31 Oct 2017	—	68,835
US Treasury N/B	1.625% 15 Nov 2022	—	539,158
US Treasury N/B	1.75% 15 May 2023	—	157,098
US Treasury N/B	0.25% 31 May 2015	—	38,531
US Treasury N/B	6.5% 15 Nov 2026	—	1,620
US Treasury N/B	2.125% 31 May 2015	—	1,007,954
US Treasury N/B	1.75% 31 May 2016	—	266,961
US Treasury N/B	0.25% 31 Jan 2014	—	873,748
US Treasury N/B	1.375% 31 Jul 2018	—	400,425

			$8,665,522

Corporate and Other Obligations

21st Century Fox America Company	4.5% 15 Feb 2021	—	11,124
ABN AMRO Bank N.V.	2.5% 30 Oct 2018	—	13,120
ABN AMRO Bank N.V.	4.25% 02 Feb 2017	—	11,559
ABN AMRO Bank N.V.	2.5% 30 Oct 2018	—	14,727
Ace Ina Holdings Company	5.6% 15 May 2015	—	5,319
Agilent Technologies Inc	6.5% 01 Nov 2017	—	15,768
Alcoa Inc	6.75% 15 Jul 2018	—	12,909
Allegheny Technologies	5.87% 15 Aug 2023	—	14,973
Allegheny Technologies	5.95% 15 Jan 2021	—	3,356
Allied World Assurance	7.5% 01 Aug 2016	—	5,106
Ally Auto Receivables Trust	0.72% 20 May 2016	—	21,088
Ally Master Owner Trust	1.54% 15 Sep 2019	—	33,587
Ally Master Owner Trust	1.0% 15 Feb 2018	—	13,761

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Ally Master Owner Trust	1.0% 15 Feb 2018	—	19,293
	Altria Group Inc	4.75% 05 May 2021	—	24,588
	Amazon.Com Inc	0.65% 27 Nov 2015	—	27,212
	America Movil	3.625% 30 Mar 2015	—	19,899
	American Express	0.59% 15 May 2018	—	16,031
	American Express	0.68% 15 Mar 2018	—	29,029
	American Intl Group	4.875% 15 Sep 2016	—	15,543
	American Intl Group	5.45% 18 May 2017	—	12,051
	American Intl Group	3.8% 22 Mar 2017	—	6,045
	American Intl Group	4.875% 01 Jun 2022	—	8,692
	American Intl Group	6.4% 15 Dec 2020	—	27,078
	American Tower Corp	5.05% 01 Sep 2020	—	10,974
	Americredit Automobile Receivables	0.96% 09 Jan 2017	—	16,095
	Americredit Automobile Receivables	0.49% 08 Apr 2016	—	6,667
	Americredit Automobile Receivables	0.92% 09 Apr 2018	—	18,194
	Americredit Automobile Receivables	0.96% 09 Apr 2018	—	7,559
	Americredit Automobile Receivables	1.55% 08 Jul 2016	—	19,476
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	24,757
	Aon Plc	3.5% 30 Sep 2015	—	13,644
	Apple Inc	1.0% 03 May 2018	—	10,295
	Asciano Finance	3.125% 23 Sep 2015	—	13,369
	AT&T Inc	5.8% 15 Feb 2019	—	12,669
	AT&T Inc	1.0% 27 Nov 2018	—	20,642
	Baidu Inc	2.25% 28 Nov 2017	—	5,434
	Baidu Inc	3.25% 06 Aug 2018	—	8,038
*	Bank of America	6.4% 28 Aug 2017	—	27,037
*	Bank of America	6.875% 25 Apr 2018	—	6,852
*	Bank of America	6.0% 01 Sep 2017	—	20,774
*	Bank of America	1.0% 15 Jan 2019	—	25,672
*	Bank of America	5.65% 01 May 2018	—	4,142
*	Bank of America	7.625% 01 Aug 2019	—	5,684
*	Bank of America	5.625% 01 Jul 2020	—	26,028
*	Bank of America	5.7% 24 Jan 2022	—	1,068
*	Bank of America	3.875% 22 Mar 2017	—	3,452
*	Bank of America	5.42% 15 Mar 2017	—	8,890
*	Bank of America	5.49% 15 Mar 2019	—	26,856
*	Bank of America	6.1% 15 Jun 2017	—	9,726
*	Bank of America	3.75% 12 Jul 2016	—	12,752
*	Bank of America	2.6% 15 Jan 2019	—	8,393
*	Bank of America	6.05% 18 May 2016	—	12,011
*	Bank of America	6.875% 25 Apr 2018	—	4,781
*	Bank of America	1.03% 15 Dec 2016	—	10,729
	Barclays Bank	5.125% 08 Jan 2020	—	11,208
	Barrick NA Finance LLC	4.4% 30 May 2021	—	21,022
	Barrick NA Finance LLC	4.4% 30 May 2021	—	4,905
*	Baxter International Inc	1.85% 15 Jan 2017	—	5,994
	BBVA US	4.664% 09 Oct 2015	—	26,495
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	30,682
	Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	7,513

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	1,578
Bear Stearns Commercial Mortgage	5.533% 12 Oct 2041	—	175
Bear Stearns Commercial Mortgage	1.0% 12 Jan 2045	—	21,951
Bear Stearns Cos LLC	7.25% 01 Feb 2018	—	24,368
Berkshire Hathaway Fin	1.6% 15 May 2017	—	18,370
BNP Paribas	2.4% 12 Dec 2018	—	25,528
Boston Properties L P	3.7% 15 Nov 2018	—	7,535
BP Capital Markets Plc	1.846% 05 May 2017	—	25,864
BP Capital Markets Plc	4.5% 01 Oct 2020	—	13,105
BP Capital Markets Plc	1.375% 06 Nov 2017	—	10,087
BPCE SA	5.7% 22 Oct 2023	—	7,349
British Telecom Plc	1.625% 28 Jun 2016	—	11,421
British Telecom Plc	1.625% 28 Jun 2016	—	13,324
Bunge Limited Finance Co	8.5% 15 Aug 2019	—	8,312
Burlingtn North Santa Fe	5.75% 15 Mar 2018	—	8,297
Canadian National Railways Co	1.45% 15 Dec 2018	—	25,789
Capital Auto Receivables	0.79% 20 Jun 2017	—	12,511
Capital One	5.25% 21 Feb 2017	—	11,075
Capital One	1.0% 15 Mar 2017	—	15,506
Capital One	1.5% 22 Mar 2018	—	36,698
Carmax Auto Owner Trust	0.84% 15 Mar 2017	—	43,691
Carmax Auto Owner Trust	0.89% 15 Sep 2016	—	11,847
Carmax Auto Owner Trust	1.41% 16 Feb 2016	—	21,430
Caterpillar Financial	1.0% 25 Nov 2018	—	26,397
CBS Corp	8.875% 15 May 2019	—	5,859
CBS Corp	5.75% 15 Apr 2020	—	7,716
CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	41,326
Cellco Part/Veri Wirelss	8.5% 15 Nov 2018	—	11,604
Centerpoint Energy Resources	4.5% 15 Jan 2021	—	2,875
CF Industries Inc	7.125% 01 May 2020	—	24,960
Chase	1.3% 18 Feb 2020	—	12,437
CIT Equipment Collateral	1.1% 22 Aug 2016	—	5,017
CIT Equipment Collateral	1.13% 20 Jul 2020	—	12,690
Citifinancial Mortgage	1.0% 25 Jan 2033	—	1,536
Citigroup Commercial Mortgage	1.0% 10 Dec 2049	—	12,058
Citigroup Commercial Mortgage	5.431% 15 Oct 2045	—	6,764
Citigroup Commercial Mortgage	1.0% 15 Mar 2049	—	7,834
Citigroup Inc	5.375% 09 Aug 2020	—	13,186
Citigroup Inc	4.5% 14 Jan 2022	—	13,283
Citigroup Inc	6.01% 15 Jan 2015	—	16,350
Citigroup Inc	5.375% 09 Aug 2020	—	12,143
Citigroup Inc	4.5% 14 Jan 2022	—	21,081
Cleveland Electric	5.7% 01 Apr 2017	—	6,074
CNH Equipment Trust	0.63% 17 Jan 2017	—	10,409
CNH Equipment Trust	0.49% 15 Mar 2017	—	12,735
CNH Equipment Trust	0.94% 15 May 2017	—	7,451
CNH Equipment Trust	1.74% 17 Jan 2017	—	13,501
Coca Cola Co	3.3% 01 Sep 2021	—	37,797
Coca Cola Co	3.2% 01 Nov 2023	—	25,926

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Comcast Corp	5.15% 01 Mar 2020	—	9,171
Comcast Corp	4.95% 15 Jun 2016	—	4,856
Comcast Corp	6.5% 15 Jan 2017	—	5,404
Comm Mortgage Trust	3.147% 15 Aug 2045	—	6,378
Comm Mortgage Trust	1.0% 10 Jul 2045	—	26,806
Comm Mortgage Trust	1.0% 10 Oct 2046	—	22,670
Comm Mortgage Trust	1.8726% 12 Apr 2035	—	6,508
Comm Mortgage Trust	3.689% 10 Aug 2046	—	25,403
Conagra Foods Inc	1.9% 25 Jan 2018	—	28,578
Cons Edison Co	5.3% 01 Dec 2016	—	24,122
Constellation Energy	5.15% 01 Dec 2020	—	2,495
Consumers Energy	6.12% 15 Mar 2019	—	8,744
Countrywide Finl Corp	6.25% 15 May 2016	—	2,171
Coventry Health Care Inc	6.125%1/15/2015	—	854
Coventry Health Care Inc	5.95%3/15/2017	—	2,590
Coventry Health Care Inc	6.3%8/15/2014	—	7,254
Cox Communications Inc	6.2% 01 Jun 2018	—	24,903
Crane Co	2.75% 15 Dec 2018	—	4,292
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	3,254
Credit Suisse	6.5% 08 Aug 2023	—	7,857
Credit Suisse	5.3% 13 Aug 2019	—	27,232
Credit Suisse Mortgage Trust	1.0% 15 Jun 2038	—	16,538
Credit Suisse Mortgage Trust	5.467% 15 Sep 2039	—	0
CS First Boston Mortgage	1.0% 15 Feb 2038	—	7,446
CVS Caremark Corp	2.25% 05 Dec 2018	—	28,968
Daimler Finance NA LLC	1.25% 11 Jan 2016	—	23,602
Delta Air Lines	7.75% 17 Jun 2021	—	15,622
Diageo Capital Plc	7.375% 15 Jan 2014	—	8,376
DirecTV Holdings LLC	4.75% 01 Oct 2014	—	4,025
DirecTV Holdings LLC	4.6% 15 Feb 2021	—	6,959
DirecTV Holdings LLC	3.8% 15 Mar 2022	—	6,215
Discover Bank	7.0% 15 Apr 2020	—	12,539
Discover Card	0.81% 15 Aug 2017	—	8,385
Discover Card	1.04% 15 Apr 2019	—	17,358
Discover Card	0.86% 15 Nov 2017	—	7,334
Dominion Resources Inc	1.95% 15 Aug 2016	—	25,757
Dow Chemical Co	8.55% 15 May 2019	—	8,318
Dow Chemical Co	4.125% 15 Nov 2021	—	8,910
Dryrock	0.64% 15 Aug 2018	—	15,899
Duke Energy Indiana Inc	1.0% 11 Jul 2016	—	7,152
Duke Realty LP	8.25% 15 Aug 2019	—	2,002
Enel Finance Intl NV	6.25% 15 Sep 2017	—	18,815
Energy Transfer Partners	4.65% 01 Jun 2021	—	9,289
Energy Transfer Partners	6.7% 01 Jul 2018	—	15,398
Energy Transfer Partners	4.15% 01 Oct 2020	—	25,297
Enterprise Products	5.2% 01 Sep 2020	—	7,646
Enterprise Products	3.35% 15 Mar 2023	—	8,834
Enterprise Products Oper	1.25% 13 Aug 2015	—	26,727
Erac USA Finance LLC	2.25% 10 Jan 2014	—	25,750

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Ericsson	4.125% 15 May 2022	—	13,100
ERP Operating LP	5.25% 15 Sep 2014	—	11,542
Eurasian Development	5.0% 28 Sep 2020	—	12,479
Exelon Generation Co LLC	4.0% 01 Oct 2020	—	11,317
Extended Stay America Trust	1.0% 05 Dec 2031	—	7,154
Extended Stay America Trust	2.2952% 05 Dec 2031	—	9,154
Federal Realty Invs Trst	5.65% 01 Jun 2016	—	8,302
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	101,669
FHLMC Multifamily Structured	2.412% 25 Aug 2018	—	8,378
FHLMC Multifamily Structured	2.13% 25 Jan 2019	—	17,986
FHLMC Multifamily Structured	2.086% 25 Mar 2019	—	24,970
FHLMC Multifamily Structured	1.883% 25 May 2019	—	86,932
FHLMC Multifamily Structured	1.0% 25 Feb 2023	—	34,391
FHLMC Multifamily Structured	2.917% 25 Aug 2020	—	14,941
FHLMC Multifamily Structured	1.603% 25 Jan 2022	—	23,277
FHLMC Multifamily Structured	2.615% 25 Mar 2023	—	16,208
Fifth Third Auto Trust	0.61% 15 Sep 2017	—	10,830
Fifth Third Bancorp	3.5% 15 Mar 2022	—	4,968
First National	1.0% 15 Oct 2019	—	9,434
Ford Credit	1.0% 15 Jan 2016	—	26,957
Ford Credit	4.2% 15 Feb 2017	—	36,451
Ford Credit Auto Lease Trust	0.54% 15 Nov 2014	—	5,610
Ford Credit Auto Owner Trust	1.0% 15 Sep 2017	—	8,813
Ford Credit Floorplan Master	0.85% 15 Jan 2018	—	8,301
Ford Motor Credit Co LLC	8.125% 15 Jan 2020	—	42,806
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	23,072
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	27,503
Freeport McMoran	2.375% 15 Mar 2018	—	6,884
Freeport Mcmoran	2.15% 01 Mar 2017	—	12,616
Gazprom (Gaz Capital SA)	6.212% 22 Nov 2016	—	9,094
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	33,458
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	23,388
GDF Suez	1.625% 10 Oct 2017	—	4,749
General Elec Cap Corp	1.76% 15 Sep 2022	—	37,042
GE Equipment	1.0% 24 Aug 2015	—	2,769
General Elec Cap Corp	5.5% 08 Jan 2020	—	33,955
General Elec Cap Corp	4.65% 17 Oct 2021	—	5,726
Genworth Holdings Inc	7.7% 15 Jun 2020	—	7,863
Genworth Holdings Inc	7.2% 15 Feb 2021	—	24,101
Gerdau Trade Inc	5.75% 30 Jan 2021	—	2,804
Gerdau Trade Inc	4.75% 15 Apr 2023	—	10,331
Glaxosmithkline Capital Company	1.5% 5/08/20 17	—	24,810
Glencore Funding LLC	4.125% 30 May 2023	—	8,439
Goldman Sachs Group	6.25% 01 Sep 2017	—	23,299
Goldman Sachs Group	7.5% 15 Feb 2019	—	13,132
Goldman Sachs Group	6.0% 15 Jun 2020	—	9,581
Goldman Sachs Group	5.75% 24 Jan 2022	—	9,861
Goldman Sachs Group	1.0% 29 Nov 2023	—	24,778
Goldman Sachs Group	5.25% 27 Jul 2021	—	21,838

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Goldman Sachs Group	5.75% 24 Jan 2022	—	14,109
GS Mortgage Securities Trust	1.0% 11 Aug 2029	—	80,267
GS Mortgage Securities Trust	1.0% 10 Jul 2026	—	23,616
GS Mortgage Securities Trust	4.751% 10 Jul 2039	—	20,672
GS Mortgage Securities Trust	1.0% 11 Aug 2029	—	14,228
GS Mortgage Securities Trust	1.0% 10 Aug 2038	—	7,699
Harley Davidson Motorcycle	0.68% 15 Apr 2017	—	10,116
Hartford Finl Svcs Grp	4.0% 30 Mar 2015	—	2,240
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	7,241
Hartford Finl Svcs Grp	5.125% 15 Apr 2022	—	5,872
HCP Inc	5.375% 01 Feb 2021	—	15,053
Health Care Reit Inc	5.25% 15 Jan 2022	—	14,649
Health Care Reit Inc	2.25% 15 Mar 2018	—	10,127
Healthcare Realty Trust	3.75% 15 Apr 2023	—	1,995
Hess Corp	8.125% 15 Feb 2019	—	14,732
Hewlett Packard Co	4.30% 01 Jun 2021	—	24,315
Hewlett Packard Co	4.65% 09 Dec 2021	—	2,748
Hewlett Packard Co	4.3% 01 Jun 2021	—	7,240
Hilton USA Trust	2.662% 05 Nov 2030	—	28,992
Honda Auto Receivables	0.7% 16 Feb 2016	—	13,775
Honda Auto Receivables	0.56% 15 May 2016	—	23,886
HSBC Holdings PLC	5.1% 05 Apr 2021	—	6,891
Humana Inc	7.2% 15 Jun 2018	—	13,872
Huntington Auto Trust	1.01% 15 Jan 2016	—	3,491
Huntington Auto Trust	1.18% 15 Jun 2017	—	31,225
Hyundai Auto Lease	0.66% 15 Jun 2016	—	14,354
Hyundai Auto Receivables	1.65% 15 Feb 2017	—	19,985
ING Bank	2.0% 25 Sep 2015	—	13,975
Intl Bk Recon & Develop	9.25% 15 Jul 2017	—	4,305
Intl Paper Co	7.95% 15 Jun 2018	—	1,965
Jabil Circuit Inc	8.25% 15 Mar 2018	—	2,847
John Deere Capital Corp	2.0% 13 Jan 2017	—	11,376
JP Morgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	40,213
JP Morgan Chase & Co	6.0% 15 Jan 2018	—	27,624
JP Morgan Chase & Co	4.4% 22 Jul 2020	—	8,258
JP Morgan Chase & Co	6.0% 15 Jan 2018	—	12,415
JP Morgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	19,047
JP Morgan Chase Commercial Mortgage	5.439% 15 Jan 2049	—	29,722
JP Morgan Chase Commercial Mortgage	1.0% 12 Feb 2051	—	26,298
JP Morgan Chase Commercial Mortgage	2.7493% 15 Nov 2043	—	9,096
JP Morgan Chase Commercial Mortgage	1.0% 12 Dec 2044	—	1,837
JP Morgan Chase Commercial Mortgage	3.1425% 15 Dec 2047	—	26,612
Kazmunaygas National Co	7.0% 05 May 2020	—	6,203
Kinder Morgan	5.95% 15 Feb 2018	—	12,559
Kinder Morgan	6.85% 15 Feb 2020	—	19,865
Kinder Morgan	4.15% 01 Mar 2022	—	5,245
Kinder Morgan	3.95% 01 Sep 2022	—	9,850
Korea Finance Corp	2.25% 07 Aug 2017	—	24,254
Korea National Oil Corp	3.125% 03 Apr 2017	—	13,742

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Kraft Foods Group Inc	5.375% 10 Feb 2020	—	12,925
	LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	8,525
	LB UBS Commercial Mortgage	1.0% 15 Jun 2029	—	1,177
	Liberty Property LP	5.5% 15 Dec 2016	—	2,083
	Liberty Property LP	6.625% 01 Oct 2017	—	1,235
	Life Technologies Corp	6.0% 01 Mar 2020	—	16,880
	Lincoln National Corp	4.3% 15 Jun 2015	—	3,956
	Lincoln National Corp	8.75% 01 Jul 2019	—	3,539
	Lorillard Tobacco Co	2.3% 21 Aug 2017	—	18,640
	Lorillard Tobacco Co	3.75% 20 May 2023	—	11,533
	Lyondellbasell Ind	5.0% 15 Apr 2019	—	25,746
	M&T Bank Auto Receivables Trust	1.06% 15 Nov 2017	—	11,728
	Macquarie Bank Ltd	5.0% 22 Feb 2017	—	2,718
	Macquarie Group Ltd	4.875% 10 Aug 2017	—	5,573
	Macys Retail Hldgs Inc	3.875% 15 Jan 2022	—	11,159
	Manuf & Traders Trust Co	1.0% 28 Dec 2020	—	7,011
	Marathon Petroleum Corp	5.125% 01 Mar 2021	—	4,468
	McKesson Corp	3.25% 01 Mar 2016	—	29,075
	Mercedes Benz Auto Lease Trust	0.59% 15 Feb 2016	—	9,332
	Merrill Lynch Mortgage	1.0% 25 Aug 2036	—	387
	Merrill Lynch Mortgage	4.96% 12 Jul 2038	—	8,110
	Merrill Lynch Mortgage	1.0% 12 Aug 2043	—	9,594
	Methanex Corp	3.25% 15 Dec 2019	—	6,421
*	MetLife Inc	7.717% 15 Feb 2019	—	3,942
*	MetLife Inc	6.817% 15 Aug 2018	—	11,933
*	MetLife Inc	6.75% 01 Jun 2016	—	9,348
	ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	33,356
	ML CFC Commercial Mortgage Trust	5.166% 12 Dec 2049	—	35,961
	ML CFC Commercial Mortgage Trust	5.7% 12 Sep 2049	—	22,163
	Morgan Stanley	5.5% 24 Jul 2020	—	15,073
	Morgan Stanley	5.5% 28 Jul 2021	—	9,398
	Morgan Stanley	5.625% 23 Sep 2019	—	9,805
	Morgan Stanley	5.55% 27 Apr 2017	—	6,164
	Morgan Stanley	5.95% 28 Dec 2017	—	21,404
	Morgan Stanley	5.5% 28 Jul 2021	—	12,500
	Morgan Stanley	6.625% 01 Apr 2018	—	40,213
	Morgan Stanley BAML Trust	4.039% 15 Nov 2046	—	12,482
	Morgan Stanley Capital I Trust	4.89% 12 Jun 2047	—	25,304
	Morgan Stanley Capital I Trust	1.0% 12 Aug 2041	—	262
	Morgan Stanley Capital I Trust	1.0% 11 Jun 2042	—	16,051
	Morgan Stanley Capital I Trust	1.0% 11 Jun 2042	—	22,516
	Motel 6 Trust	1.9483% 05 Oct 2025	—	13,609
	Murray St Inv Trust I	1.0% 08 Mar 2017	—	1,335
	Mylan Inc	4.2% 29 Nov 2023	—	25,187
	Mylan Inc	2.55% 28 Mar 2019	—	20,548
	Mylan Inc	2.55% 28 Mar 2019	—	13,076
	Nabors Industries Inc	5.10% 15 Sep 2023	—	4,979
	Nabors Industries Inc	5.0% 15 Sep 2020	—	17,109
	Natl Grid PLC	6.3% 01 Aug 2016	—	15,157

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
NBC Universal Enterprise	1.0% 15 Apr 2016	—	26,831
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	21,567
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	75,174
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	19,769
Nevada Power Co	6.5% 01 Aug 2018	—	7,979
Newmont Mining Corp	3.5% 15 Mar 2022	—	18,011
Nisource Finance Corp	6.8% 15 Jan 2019	—	11,607
Nisource Finance Corp	5.25% 15 Sep 2017	—	10,417
Nissan Auto Lease Trust	0.45% 15 Jun 2015	—	4,130
Nissan Auto Lease Trust	0.57% 15 Jan 2016	—	13,151
Noble Energy Inc	8.25% 01 Mar 2019	—	11,626
Noble Holding Intl Ltd	4.9% 01 Aug 2020	—	1,053
Noble Holding Intl Ltd	3.95% 15 Mar 2022	—	3,557
Nomura Holdings Inc	2.0% 13 Sep 2016	—	13,371
Norfolk Southern Corp	5.75% 01 Apr 2018	—	5,989
Occidental Petroleum Corp	1.75% 15 Feb 2017	—	26,101
Odebrecht Finance Ltd	5.125% 26 Jun 2022	—	5,276
Omnicom Group Inc	4.45% 15 Aug 2020	—	25,891
Omnicom Group Inc	3.625% 01 May 2022	—	4,359
Oneok Inc	4.25% 01 Feb 2022	—	12,298
Oracle Corp	1.2% 15 Oct 2017	—	20,424
Orix Corp	4.71% 27 Apr 2015	—	8,262
Owens Corning Inc	6.5% 01 Dec 2016	—	6,252
Penarth	1.0% 18 Mar 2014	—	14,964
Petroleos Mexicanos	3.5% 18 Jul 2018	—	7,414
Petronas Capital Ltd	5.25% 12 Aug 2019	—	11,670
Philip Morris Intl Inc	4.5% 26 Mar 2020	—	3,789
Philip Morris Intl Inc	1.875% 15 Jan 2019	—	21,732
PNC Bank NA	6.875% 01 Apr 2018	—	13,545
Pride International Inc	8.5% 15 Jun 2019	—	6,390
Prudential Financial Inc	4.5% 15 Nov 2020	—	8,212
Quest Diagnostic Inc	4.75% 30 Jan 2020	—	12,899
Questar Corp	2.75% 01 Feb 2016	—	15,275
Raytheon	3.125% 15 Oct 2020	—	25,771
Regency Centers LP	5.25% 01 Aug 2015	—	1,746
Regency Centers LP	5.875% 15 Jun 2017	—	4,357
Reliance Steel & Alum	4.5% 15 Apr 2023	—	2,247
Republic Services Inc	3.8% 15 May 2018	—	371
Residential Asset Securities	1.0% 25 May 2033	—	207
Reynolds American Inc	3.25% 01 Nov 2022	—	5,764
Rio Tinto Fin USA Ltd	3.5% 02 Nov 2020	—	21,741
Rio Tinto Fin USA Plc	3.5% 22 Mar 2022	—	1,984
Rio Tinto Fin USA Plc	2.875% 21 Aug 2022	—	6,406
Rio Tinto Fin USA Plc	2.25% 14 Dec 2018	—	11,882
Rockwell Collins Inc	1.0% 15 Dec 2016	—	4,987
Rowan Companies Inc	5.0% 01 Sep 2017	—	10,371
Royal Bk of Scotland Plc	6.125% 11 Jan 2021	—	11,899
Royal Bk Scotlnd Grp Plc	2.55% 18 Sep 2015	—	15,438
Santander Drive Auto	0.82% 15 Feb 2018	—	9,294

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Santander Drive Auto	0.62% 15 Jun 2017	—	14,142
Santander Drive Auto	0.47% 15 Sep 2015	—	1,804
Santander Drive Auto	0.64% 17 Apr 2017	—	7,791
Santander Holdings USA	4.625% 19 Apr 2016	—	3,737
Santander US	3.724% 20 Jan 2015	—	40,551
SCSLC 2010	1.0% 25 Jul 2025	—	60,745
Sempra Energy	4.05% 01 Dec 2023	—	13,042
Sempra Energy	6.5% 01 Jun 2016	—	8,947
Sinopec Grp	4.375% 17 Oct 2023	—	12,746
SLM Student Loan Trust	1.0% 25 Sep 2019	—	35,989
Smart Trust	1.25% 14 Aug 2018	—	29,272
Smart Trust	0.67% 14 Jun 2015	—	4,856
Snap On Inc	4.25% 15 Jan 2018	—	9,240
Societe Generale	2.5% 15 Jan 2014	—	6,472
Southern Cal Edison	5.5% 15 Aug 2018	—	12,343
Southern Co	1.95% 01 Sep 2016	—	25,858
Southwest Airlines	5.25% 01 Oct 2014	—	5,146
Southwest Airlines	5.75% 15 Dec 2016	—	4,504
Spectra Energy Capital	8.00% 01 Oct 2019	—	11,238
Spectra Energy Partners	2.95% 15 Aug 2018	—	12,452
Spectra Energy Partners	2.95% 25 Sep 2018	—	2,732
Standard Chartered PLC	1.0% 12 Jul 2022	—	13,640
Staples Inc	2.75% 12 Jan 2018	—	12,710
State Street Corp	3.7% 20 Nov 2023	—	5,215
Stryker Corp	2.0% 30 Sep 2016	—	26,032
Svenska Handelsbanken AB Bank	2.875% 04 Apr 2017	—	7,019
Talent Yield Investments	4.5% 25 Apr 2022	—	13,119
Teck Resources Limited	4.5% 15 Jan 2021	—	8,147
Teck Resources Limited	4.5% 15 Jan 2021	—	17,923
Teck Resources Limited	3.75% 01 Feb 2023	—	17,588
Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	34,220
Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	4,693
Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	18,060
Thermo Fisher Scientific Inc	4.15% 01 Feb 2024	—	4,726
Time Warner Cable Inc	7.5% 01 Apr 2014	—	9,317
Time Warner Cable Inc	5.0% 01 Feb 2020	—	3,284
Time Warner Cable Inc	4.0% 01 Sep 2021	—	11,516
Time Warner Inc	4.875% 15 Mar 2020	—	15,363
Time Warner Inc	4.7% 15 Jan 2021	—	14,166
Total Capital SA	4.45% 24 Jun 2020	—	25,398
Total System Services	2.375% 01 Jun 2018	—	3,724
Total System Services	3.75% 01 Jun 2023	—	3,463
Toyota Motor Credit Corp	2.0% 15 Sep 2016	—	26,063
Trans Canada Pipelines	3.4% 01 Jun 2015	—	8,121
Transocean Inc Company	6.37% 15 Dec 2021	—	61
Transocean Inc Company	3.8% 15 Oct 2022	—	3,858
Travelers Cos Inc	5.75% 15 Dec 2017	—	11,433
Tyson Foods Inc	4.5% 15 Jun 2022	—	13,997
UBS AG	5.875% 15 Jul 2016	—	16,035

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue	Description of Investment	Cost (1)	Current Value
Unicredito Luxem Fin	6.0% 31 Oct 2017	—	6,596
Unum Group	5.625% 15 Sep 2020	—	11,228
US Cellular Corp	6.7% 15 Dec 2033	—	1,073
Valero Energy Corp	6.125% 01 Feb 2020	—	8,097
Verizon Communications	3.65% 14 Sep 2018	—	21,971
Verizon Communications	3.65% 14 Sep 2018	—	36,666
Verizon Communications	5.5% 15 Feb 2018	—	8,831
Verizon Communications	5.15% 15 Sep 2023	—	17,915
Viacom Inc	5.625% 15 Sep 2019	—	1,993
Vodafone Group	2.95% 19 Feb 2023	—	10,940
Wachovia Bank Commercial Mortgage	1.0% 15 May 2043	—	24,891
Walgreen Co	1.0% 13 Mar 2015	—	21,788
Waste Management Inc	4.75% 30 Jun 2020	—	12,311
Weatherford Bermuda	6.0% 15 Mar 2018	—	666
Weatherford Bermuda	5.125% 15 Sep 2020	—	13,754
Wellpoint Inc	1.25% 10 Sep 2015	—	17,371
Wells Fargo & Company	1.0% 15 Jun 2016	—	13,489
Wells Fargo & Company	4.125% 15 Aug 2023	—	17,936
Wells Fargo & Company	2.1% 08 May 2017	—	25,397
Wells Fargo Commercial Mortgage	2.918% 15 Oct 2045	—	35,978
Wells Fargo Commercial Mortgage	1.0% 15 Jul 2046	—	26,498
Western Union Co	2.375% 10 Dec 2015	—	2,207
Western Union Co	3.35% 22 May 2019	—	11,301
WF RBS Commercial Mortgage	4.023% 15 Dec 2046	—	11,156
WF RBS Commercial Mortgage	3.337% 15 Jun 2046	—	11,856
WF RBS Commercial Mortgage	3.526% 15 Nov 2044	—	33,424
WF RBS Commercial Mortgage	2.921% 15 Dec 2046	—	15,270
Williams Companies Inc	3.7% 15 Jan 2023	—	10,846
Williams Partners LP	4.0% 15 Nov 2021	—	9,051
World Financial Network	3.14% 17 Jan 2023	—	39,860
World Financial Network	1.76% 17 May 2021	—	8,745
World Financial Network	1.61% 15 Dec 2021	—	6,796
World Omni Auto	0.93% 16 Nov 2015	—	7,838
WPP Finance	4.75% 21 Nov 2021	—	5,436
Wyndham Worldwide Corp	2.5% 01 Mar 2018	—	13,700
Xerox Corporation	5.625% 15 Dec 2019	—	12,484
XLIT Ltd	2.3% 15 Dec 2018	—	11,252
XLIT Ltd	5.25% 15 Sep 2014	—	9,307

		—	6,438,177

Separate Investment Contract

* Metropolitan Life Insurance Company	Separate Account	—	4,783,304

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2013

Identity of Issue		Description of Investment	Cost (1)	Current Value
Benefit Responsive Interest Rate Wrapper Contracts

*	Bank of America	Open Ended Maturity	—	(1,860)
*	Metropolitan Life Insurance Company	Open Ended Maturity	—	1,814
*	Transamerica Inc	Open Ended Maturity	—	(3,521)

			—	(3,567)

Synthetic Guaranteed Investment Contracts (contract value equals $19,305,984)			—	$20,329,072

Commingled Investments:

*	Daily Emer Mkts Index Ser State Str Bk & Tr Co	Commingled Investments	—	20,838
*	Northern Trust S&P 400 Ind Fnd	Commingled Investments	—	145,109
*	SSgA EAFE Equity Fund	Commingled Investments	—	2,297,728
*	SSgA S&P 500 Fund	Commingled Investments	—	6,405,632
*	SSgA Small CAP Fund	Commingled Investments	—	2,631,656
	Vanguard Target Retirement 2010 Fund	Commingled Investments	—	6,535
	Vanguard Target Retirement 2015 Fund	Commingled Investments	—	321,449
	Vanguard Target Retirement 2020 Fund	Commingled Investments	—	429,443
	Vanguard Target Retirement 2025 Fund	Commingled Investments	—	371,644
	Vanguard Target Retirement 2030 Fund	Commingled Investments	—	608,478
	Vanguard Target Retirement 2035 Fund	Commingled Investments	—	490,083
	Vanguard Target Retirement 2040 Fund	Commingled Investments	—	767,859
	Vanguard Target Retirement 2045 Fund	Commingled Investments	—	415,543
	Vanguard Target Retirement 2050 Fund	Commingled Investments	—	576,899
	Vanguard Target Retirement Income	Commingled Investments	—	135,833

	Commingled Investments		—	$15,624,729

*	Notes Receivables from Participants	Interest rates range from 4.25% to 9.25%	—	$4,072,526

	Collateral Held on Loaned Securities
	* SSgA Quality D Short-term Investment Fund		—	$188,315

	Total Investments		—	$52,800,135

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 25, 2014	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee